Mail Stop 4720
                                                                 February 23,
2018


    Shy Datika
    Chairman of the Board and Chief Executive Officer
    INX Limited
    1.23 World Trade Center
    Bayside Road
    Gibraltar, GX11 1AA

           Re:     INX Limited
                   Draft Registration Statement on Form F-1
                   Submitted January 11, 2018
                   CIK No. 0001725882

    Dear Mr. Datika:

           We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
    EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

    General

    1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, including any presentation materials, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on
           Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    2. We note your disclosure on page 2 that you intend to relocate your principal office to
           New York, NY after the INX Exchange becomes fully operational, which you estimate will be in the first half of 2019. We also note disclosure starting at the end of page 1 that one of your U.S. subsidiaries intends to register as a broker-dealer and as an alternative
 Shy Datika
INX Limited
February 23, 2018
Page 2

       trading system with FINRA and the other U.S. subsidiary intends to register as a designated contract market and swap execution facility with the CFTC. Please provide us with a legal analysis demonstrating that you are currently an eligible foreign private issuer as the term is defined in Securities Act Rule 405. If you currently fit such definition, please disclose how and when administering the business principally in the
       U.S., among other things, may impact your status as a foreign private issuer and the resulting changes to your reporting obligation and accounting standards.

3. To better understand the offering process for the INX Tokens pursuant to this registration statement, please provide us with a diagram or a detailed explanation illustrating the process, starting from the initial issuance of the digital securities to the recording of each trade in the distributed ledger, as well as the clearance and settlement process. Please include a detailed explanation of the role of each participant in the process, including but not limited to, the issuer, A-Labs Finance and Advisory Ltd. ("A-Labs"), and any broker-
       dealers you may engage. Tell us whether you anticipate the involvement of a registered clearing agency or registered transfer agent at any stage of the process.

4. Under the "Plan of Distribution" disclosure on page 70 you state that you intend to use
       "an online platform at the domain name www.inx.exchange ... to provide technology tools to allow for the sale of Tokens pursuant to this offering." Please disclose whether the platform is currently operational, and if it is not, please disclose how the sale of the currently outstanding 17,626,562 tokens ("Original Token Issuance") was facilitated.
       Please also disclose what exemption from the registration requirements of Section 5 of the Securities Act you relied upon in connection with the Original Token Issuance and briefly summarize the facts in support of this exemption. Please provide us supplementally with any offering materials such as a private placement memorandum you used in connection with the offering of the Original Token Issuance.

5. We note that you expect to sell INX Tokens to accredited investors and non-U.S. persons
       ("Pre-Sale Investors") through private placements concurrent with and "ending on the effectiveness of this registration statement." Please explain how these offers and sales to
       Pre-Sale Investors after your registration statement has been filed will comply with
       Section 5 of the Securities Act as well as the specific subsection of Rule 506 on which you will rely. Please also tell us how the restrictive legend that is required pursuant to
       Rule 502(d)(3) will be reflected on the INX Tokens sold to Pre-Sale Investors and how the restrictive legend can be removed. Please also tell us whether you will disclose the price and the number of INX Tokens you will sell to Pre-Sale Investors prior to the effectiveness of the registration statement, and if not, explain why this information would not be material to an investment decision.

6. We note disclosure on page 68 stating that you anticipate registering the resale of the Pre-
       Sale Investor's INX Tokens "[s]imultaneous[ly] with or shortly after the effectiveness" of this registration statement. Please explain the reasons why rather than selling through this registered offering, you will conduct a separate concurrent private placement and file
 Shy Datika
INX Limited
February 23, 2018
Page 3

       another registration statement for the resale, about the same time the instant registration statement may be declared effective. Please tell us whether you have engaged in discussions and/or have received indications of interest in connection with the private placement. Given the anticipated timing of the filing of the resale registration statement, please provide us with a detailed legal analysis demonstrating why the tokens to be sold to the Pre-Sale Investors have come to rest in their hands, and that the Pre-Sale Investors are not acting as a conduit for a wider public distribution. Please add risk factor disclosure addressing how the concurrent private placement may impact the IPO investors, including, but not limited, to an offering price differential.

7. We note there is likely to be a substantial disparity between the public offering price of the INX Tokens and the effective cash cost of the tokens already issued to directors, officers, or affiliated persons. Please include a comparison of the contribution in the proposed public offering and the effective cash contributions of the public investors and disclose the amount and percentage of immediate dilution resulting from the offering.

Prospectus Cover Page

8. Please expand disclosure at the end of the first paragraph to state that following the development of the INX Exchange, the INX Token holders will have the right to use them as payment for exchange transaction fees at a discount, or to post collateral on the
       INX Exchange at a more favorable ratio than other forms of collateral.

9. Please disclose here that the offering will terminate upon the earlier to occur of: (i) the sale of all of the 130,000,000 tokens being offered, or (ii) 365 days after this registration statement is declared effective. In addition, please disclose that this continuous offering has no minimum number of tokens that must be sold and that you will have immediate access to investor funds. Please refer to Item 1 of Form F-1 and Item 501(b)(8) of
       Regulation S-K for guidance.

10. Please quantify your net offering proceeds pursuant to Item 501(b)(3) of Regulation S-K.
       In this regard we note that you may engage broker-dealers paying commissions up to 7%
       of the gross proceeds, as well as your Engagement Agreement with A-Labs providing for a $500,000 payment contingent upon A-Labs' selling at least $10 million worth of INX
       Tokens to third parties in this offering. Please disclose the material terms of your agreement with A-Labs under "Selling Agents and Expenses" on page 70.

11. Please revise your reference to 20% of your "annual net cash flow from operating activities" consistent with your disclosure on page 66 that this amount will be adjusted to exclude the proceeds from the initial sales of any INX Token and calculated based on other material adjustments to your net cash flow from operating activities. Make corresponding revisions throughout your prospectus.
 Shy Datika
INX Limited
February 23, 2018
Page 4

12. Please disclose that you have received a going concern opinion, and since your offering has no minimum requirement, you may be unsuccessful in raising $9 million, the amount you estimate would be required to fully fund your three Phases of development. In this regard, we note your disclosure on page 38.

Prospectus Summary

Overview, page 1

13. We note your disclosure on page 8 that "the balance" of your net proceeds "will be used to establish and capitalize a cash reserve fund for the INX Exchange." Please add appropriate risk factor disclosure to acknowledge that you do not currently have any cash reserves, that you cannot guarantee you will have any material amount of cash reserves given that there is no minimum offering amount, and that you intend to use your initial net proceeds for development and operation of the INX Exchange. Please also revise disclosures throughout the prospectus to remove or modify the references of a
       "significant" cash reserve for the reasons cited above.

14. Please expand disclosure at the end of the second paragraph to describe how you will offer investors liquidity through this alternative trading system.

15. We note that you will accept INX Tokens to pay INX Exchange transaction fees. Please disclose whether tokens received in payment of transaction fees will constitute treasury securities and whether they will be canceled or remain outstanding. We note that 200 million tokens have been created and there is no means of creating new INX Tokens.

Industry Overview

Background and Current Market, page 2

16. Please balance your disclosure on the growth of blockchain assets by addressing their recent and historic volatility. In this regard, while you disclose that "blockchain assets had a total market capitalization of over $570 billion" as of December 31, 2017, prominent news outlets reported that this market capitalization fell by more than $100 billion in a single day, on January 8, 2018.

Our Solution..., page 4

Robust Pre-Trade and Post-Trade Services, page 4

17. Please explain how "you will obtain liquidity through other ATSs or through direct sales." [emphasis added] Please identify and materially describe the ATSs you anticipate using, disclosing also whether they are located in the US or internationally, and whether or not they are registered as broker-dealers. Furthermore, please explain how your plan
 Shy Datika
INX Limited
February 23, 2018
Page 5

       to obtain liquidity aligns with your "Fixed Rates; Arbitrage Prevention" disclosure on the following page stating that you "will not act as a market maker" nor will you engage in
       "proprietary trading."

Historical Trading Record, page 4

18. On page 3 you disclose that regulatory agencies cannot effectively monitor transactions because most blockchain asset exchanges do not present the entire history of trades to exchange participants in a manner that would be requested by a regulator. Please disclose whether your implementation of KYC/AML procedures would render clients'
       historical trading records accessible by a regulator when requested. Otherwise, please explain how you anticipate providing this information.

Our Solution..., page 4

19. Please disclose how your KYC/AML procedures will enable you to "verify the legitimate origin of funds in a trade" which current blockchain asset exchanges are unable to accomplish, partly due to "Lack of Regulation" as discussed on page 3. Please also revise your disclosure to clearly state whether the KYC/AML procedures will be in place at the time of the offering, and whether the holders of currently outstanding tokens have provided you with KYC/AML proper documentation. In this regard, it is unclear from the reading of your disclosures whether the KYC/AML procedures will be implemented at the time the INX Exchange becomes operational, or prior to the issuance of the INX
       Tokens in this offering.

20. We note that persons purchasing INX Tokens outside the registered offering will not be entitled to use their INX Tokens to pay INX Exchange transaction fees at a discounted rate or to receive a pro rata distribution of 20% of the company's annual net cash flow from operating activities, unless those purchasers first have been duly identified through the KYC/AML procedures. Make clear in the prospectus that these rights will not transfer with the INX Tokens when purchased on secondary markets.

21. Please revise to discuss the effectiveness of your KYC/AML procedures as it appears that
       INX Token holders would only need to provide the required KYC/AML information to use their INX Tokens on the INX Exchange or to receive an annual participation right in your Adjusted Operating Cash Flow, but they would have no apparent incentive to do so if they are holding INX Tokens as a short-term investment. Please also disclose whether selling and/or transferring INX Tokens to holders that are KYC/AML-compliant or non-
       compliant, in advance of a distribution of your Adjusted Operating Cash Flow would be permitted and how such actions would impact the effectiveness of your KYC/AML procedures, and whether or not such actions would be permissible.
 Shy Datika
INX Limited
February 23, 2018
Page 6

Fixed Rates; Arbitrage Prevention, page 5

22. Please clarify your concerns surrounding arbitrage, how fixed rates will prevent arbitrage, and how limiting arbitrage opportunities will positively or negatively impact your operations as an ATS or broker-dealer.

Our Development Plan, page 5

23. Please expand your disclosure to clarify the meaning of your statement that you are developing a platform to provide clients with a "cross-asset," multi-currency "non-biased execution" trading solution. If you will accept other forms of payment in addition to INX
       Tokens as payment transaction fees, please disclose how the use of multi-currencies may impact the valuation of your tokens.

Our Growth Strategies, page 5

The INX Token, page 6

24.    Please disclose how you intend to profit from the INX Exchange despite
(1) offering 20%
       discounts on transaction fees and 15% discounts for collateral deposits when paid in INX
       Tokens, and (2) depositing 20% of these INX Tokens received as transaction fees into your capital and liquidity reserves. To the extent that a market for your INX Tokens does not develop, disclose how you intend to monetize them in order to achieve liquidity.
       Please also disclose whether you expect users will pay transaction fees or make collateral deposits in currencies other than INX Tokens.

Risk Factors, page 6

25. We note that valuation of the INX Token is "difficult." Please disclose whether your offering price was "arbitrarily determined" (see disclosure at the end of the second paragraph on the prospectus cover page), or whether the offering price will correlate to the price the tokens will be sold to the Pre-Sale Investors. To the extent there will be a price differential, please disclose the factors considered by the board in setting the public offering price.

Implications of Our Emerging Growth Company and Foreign Private Issuer Status, page 7

26. Please revise to clearly state your election under Section 107(b) of the JOBS Act here and elsewhere in the filing as appropriate. If you have elected to use the extended transition period for complying with new or revised accounting standards under
Section 102(b)(1),
       provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk
 Shy Datika
INX Limited
February 23, 2018
Page 7

       factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

The Offering, page 8

27. Please disclose that in the event of liquidation an INX Token holder will be entitled to a distribution from the company's available funds together with the other unsecured creditors, prior to any distributions made to the company's shareholders. Refer to
       "Distribution to INX Token Holders Upon Liquidation" disclosure on page
66. Please
       provide a legal opinion supporting your determination that INX Tokens are characterized as debt under the laws of Gibraltar. Please ensure that the opinion addresses whether the tokens would ever be subordinate to other unsecured general obligations of the company, and whether such subordination would render them equity instruments. In that case, the legal opinion should address the material implications of such determination.

Risk Factors

Risks Related to Blockchain Assets

The application of distributed ledger technology is novel and untested and may contain inherent flaws or limitations, page 10

28. Please expand disclosure here or include a separately captioned risk factor that to the extent that the computer/program code and algorithm setting the rights and the features of the INX Tokens contain errors or latent terms not disclosed to the investors, or use unsafe algorithms, these errors and hidden terms may result in losses to investors and substantially dilute the value of the INX Tokens. In an appropriate section of the filing, please disclose what systems and processes you have in place to prevent errors and troubleshoot the functionality of the tokens. Please also disclose what rights, if any, the
       INX Token holders have to recoup their losses in the event that these errors occur or hidden terms, previously not disclosed to the investors, negatively impact the value of the tokens.

Risks Related to our Company's Operations

We have no operating history, page 13

29. You disclose that to date you have had no historical operating results and that you will not commence operations of the INX Exchange "until obtaining funding through this offering." Please expand your disclosure to discuss the risks resulting from the offering being conducted on a best efforts basis with no minimum number of tokens required to be sold. Disclosure should highlight that lack of a minimum offering amount would substantially jeopardize your ability to implement your business plan. Shy Datika
INX Limited
February 23, 2018
Page 8


Our ability to develop the INX Exchange faces operational, technology and regulatory challenges..., page 13

30. Please expand this risk factor to highlight how your inability to successfully develop the
       INX Exchange will impact the value of the INX Tokens, and potentially render them worthless.

31. Please disclose how the features of the pro rata distribution of your Adjusted Operating
       Cash Flow may give preference to holders of a large number of your tokens over the holders of a smaller amount. Please quantify the minimum operating cash flow required to guarantee payment to all INX Token holders, updated to account for the closing of your private placement to "Pre-Sale Investors."

Risk of losing Tokens or losing Token access due to error or loss of a private key may be irreversible, page 23

32. You disclose that any errors or malfunctions caused by the owners related to the safe storage of their token, "or a failure to follow precisely the procedures set forth for buying and receiving INX Tokens may also result in the loss of Tokens as well as the loss of part or all of [their] investment." To help investors better assess this risk, please disclose how the token holder can cause errors or malfunctions of the safe storage of their tokens, and how and where the procedures to be followed by the token holder will be communicated.

Use of Proceeds, page 27

33. We note your disclosure on page 38 that you will incur $9 million of expenses to complete all three phases of development. To the extent that your offering raises less than the minimum required for the INX Exchange to be fully operational, please revise your disclosure to prioritize your uses of proceeds, identifying also the amount required for each intended use. Please also disclose whether you anticipate having other sources of funds available to make up for the shortfall in the offering proceeds. Refer to Item 4.a of Form F-1 and Item 3.C.1 of Form 20-F. In addition, please ensure that your page 38 disclosure provides a tabular presentation of the anticipated expenses quantified for each phase of development to include, but not limited to, software development, marketing, salaries, etc.

34. We note your risk factor disclosure on page 21 stating that you intend to explore acquisitions and other strategic alliances. To the extent that you anticipate using any of the offering proceeds to finance the acquisition of another business, please provide a brief description of the target business and information on the status of the acquisition. Please refer to Item 3.C.3 of Form 20-F.
 Shy Datika
INX Limited
February 23, 2018
Page 9

Business

35. Please provide an overview of the INX Exchange Platform (or INEX Services, Inc.) and
       how it will operate. Specifically, discuss how the ATS will bring together the orders of multiple buyers and sellers for INX tokens and what will be the facility or rules under which such orders will interact (e.g., order entry processes, priority rules, execution procedures). In addition, please explain how you plan to achieve both a centralized and peer-to-peer professional trading services and what functionalities you must developed to achieve this dual platform. Please also discuss the eligibility criteria for securities to trade on your ATS. Your disclosure should address all other material services that the
       ATS may offer.

36. Please discuss the types of subscribers to the platform and any differential in the levels of services offered to them by the ATS.

37. Please discuss how the ATS will comply with Rules 300 through 303 of Regulation ATS, including but not limited to Rule 301(b)(11). Alternatively, please tell us if you intend to register your platform as a national securities exchange.

38. Please clarify whether the subsidiary that will act as your clearing agent will seek to register as a clearing agency or intends to rely on an exemption from registration and, if so, which exemption.

Our Solution..., page 36

39.    Please disclose the material features of the INX Exchange. For example:
           Will users need an INX Token to access the INX Exchange?
           Will the INX Exchange be open to all users or restricted to certain categories of users? And, if so, who and why? E.g. only "institutional and other accredited investors," investors living in certain countries, etc.
           How and where will you store your blockchain assets?
           Will you withhold taxes, maintain records on the gain or loss from sale, or provide
           U.S. users with tax forms annually?
           Will there be a transaction size limit?
           Do you intend to charge any fees besides transaction fees? E.g. deposit, withdrawal, account opening, maintenance, closing, etc.
           Will investors need to set up an account on the INX Exchange? If so, please outline the material aspects of that process.
           How long do you anticipate trades to take on your exchange? How does that compare to existing exchanges and if there are material differences, why? Will you make counterparties whole in the event that the forfeited collateral does not
           cover the failed trade? If so, will this come from your capital reserve fund or from
 Shy Datika
INX Limited
February 23, 2018
Page 10

           another source? How will the INX Tokens provided at a discount impact this operation of your business?

Our Growth Strategies, page 38

40. Please revise to provide a brief description of each of the features identified in the table.

Material Agreements

Convertible Loan Agreements, page 44

41. You disclose that in connection with entering into the Convertible Loan Agreements, each of Ms. Naor, Ms. Horn and Mr. Segev were granted a right to purchase a specified number of INX Tokens. We also note the "Recent Sales of Unregistered Securities"
       disclosure on page II-2, where you state that the company issued to each of these three lenders tokens at a price of $0.01/token. Please revise your disclosure here to indicate that the INX Tokens have already been issued.

Employees, page 45

42. Please quantify the number of your current employees at the end of a recent period and, if possible, breakdown these persons by their main category of activity and location. Refer to Item 6.D of Form 20-F for guidance.

Principal Shareholders, page 60

43. We note that a certain number of the outstanding INX tokens has been issued to your employees. We also note from page 8 that 7,373,438 INX tokens have been reserved for future sales and issuance to employees. Please tell us how you accounted for these tokens in greater detail including your consideration of whether, or not, the tokens should be classified as employee compensation, citing any applicable authoritative guidance. If you accounted for these issuances in different ways, please explain and clearly differentiate the basis for each accounting treatment. Additionally, tell us whether you have any employee compensation plans that include INX tokens as a component. If so, please supplementally provide an example of such employee compensation plan.

Description of INX Tokens, page 66

44.    Please outline the material features of the INX Tokens. For example:
        Quantify the number of INX Tokens that are currently created and disclose whether and how this number may be changed in the future. Disclose also when you developed the source code underlying the tokens. To the extent that there is an inherent limit in the total number of tokens that you can create, please explain how that feature works and how it is enforced.
 Shy Datika
INX Limited
February 23, 2018
Page 11

           Disclose whether a single INX Token may be divided into fractions of a token as well as any limits on their division, or if only whole tokens may be transferred or accepted.
           Please further disclose whether and how payments and/or distributions would be rounded.
           Clarify whether the discounts available for using the INX Token on the INX
           Exchange are features of the tokens themselves or promotional incentives that may be changed during the operation of your business.
           Disclose any limits on the transfer of INX Tokens.
           Address how the annual payment of 20% your Adjusted Operating Cash
Flow
           (subject to certain restrictions) is evidenced in the token itself. Please disclose the process by which the Adjusted Operating Cash Flow payment is executed. In addition, please clarify whether these features attach to the token during its lifetime as long as it is outstanding. Disclose whether there will be a solvency condition to the annual payment, how such an analysis would be performed, and the material repercussions of including or excluding such a feature.
           Explain how you intend to provide updates on the number of INX Tokens you have sold throughout the offering period, and the amount of proceeds raised, which are essential to your ability to implement your business plan. Please also explain how you plan to regularly communicate the number of INX Tokens outstanding given the material impact such number may have on the pro rata distribution of your Adjusted
           Operating Cash Flow. With respect to such pro rata distribution, to the extent that you intend to differentiate among INX Tokens held by parties other than the company and/or third parties that have provided you with satisfactory KYC/AML forms, so disclose.

Participation Right in Adjusted Operating Cash Flow, page 66

45. Please disclose the material features of the INX Token network. For example:
        How are INX Tokens transferred to other individuals?
        Is the network decentralized, permissioned, or centralized?
        How frequently is the distributed ledger updated or published and how would information on recent trading prices be shared or displayed?
        What is the protocol used to validate transactions? What are the incentives for parties to validate transactions?
        What is the blockchain on which your platform will run? And what are the implications of the INX Token being ERC20 compliant?
        How does your network interact with the underlying blockchain?
        What happens if there are issues with the underlying blockchain (e.g. decreased processing speeds or increased transaction fees)? What are your contingency plans in the event the underlying blockchain is no longer supported?
 Shy Datika
INX Limited
February 23, 2018
Page 12

           What cryptographic keys or other information will allow holders to use their INX
           Tokens?
           Where and how will INX Tokens, their keys, etc. be stored? Will you provide a digital wallet? Who will control the wallet?
           What are the implications for both the user and the network if a user loses their key or is otherwise unable to access their INX Token?
           Has your management, or your affiliates developed or written a white paper describing the INX Token or its network? If true, please file it as an exhibit pursuant to Item 8 of Form F-1 and Item 601(b)(4) of Regulation S-K.
       Please provide a graphical presentation of your INX Token Network demonstrating also the complete lifecycle of its operations.

Participation Right in Adjusted Operating Cash Flow, page 66

46. Please clarify how you will calculate your Adjusted Operating Cash Flow. For example, please tell us whether cash used to purchase a blockchain asset that has not yet been sold would be excluded from this calculation. Please also disclose the amount of discretion available to management in classifying cash flows so that they may be included or excluded from this calculation.

47. Please disclose what rights INX Token holders have, if any, to enforce their participation rights in your Adjusted Operating Cash Flow.

48. Please clarify what discretion you retain, if any, in accepting "[the KYC/AML compliant]
       persons as an INX Token holder," and quantify the time elapsed between a person investing in your tokens and your decision to accept them as a token holder.

Distribution to INX Token Holders upon Liquidation, page 66

49. Please disclose whether your anticipate requiring additional information to be provided by then current token holders in the event of a distribution upon liquidation, and if so, whether those requirements would be embedded within the token.

50. Please disclose your anticipated "banking fees" required for transferring funds to an individual INX Token holder through the distribution of the annual participation right.
       Please also disclose why you set the minimum Adjusted Operating Cash Flow at
       $500,000, particularly as it appears that not every INX Token holder would be entitled to distribution payments from this minimum amount. Please also disclose the minimum number of INX Tokens, or portions thereof, that would be necessary to guarantee payment in the annual participation right. If you are unable to estimate the minimum, please disclose the factors that will impact the payment thereunder.
 Shy Datika
INX Limited
February 23, 2018
Page 13

Use of the INX Token on the INX Exchange, page 67

51. We note that paying transaction fees with the INX Token will result in an "average"
       discount of 20% compared to using other "currencies." Please disclose the range of discounts that will be available and why these discounts vary (e.g., type of transaction, transaction size, comparable currency or cryptocurrency).

52. Please explain how you will determine collateral requirements and explain why you believe offering a "more favorable ratio" for INX Tokens is appropriate in these circumstances. Regarding the "more favorable ratio" for depositing INX Tokens as collateral in short positions, please disclose whether the example of posting 20%
       collateral in INX Tokens and 65% of collateral in another currency is the actual ratio that will be available or a hypothetical example to demonstrate the operation of "a more favorable ratio." If it is only intended to be hypothetical, please disclose the more favorable ratios that will be available and the reasons for any variations.

Capital Reserve and Liquidity Fund..., page 67

53. We note that you intend your capital reserve and liquidity fund "to cover shortfalls in transactions" on the INX Exchange. Please disclose:
           The type of shortfalls to which you refer;
           Whether the fund will contain other cryptocurrencies or blockchain assets which you anticipate would trade on the INX Exchange and, if so, how and when you will acquire and contribute these to the fund;
           Whether and how additional capital, tokens, or other assets will be contributed to the fund following any withdrawals to cover the aforementioned shortfalls;
           Whether you will contribute 20% of any INX Tokens that are forfeited as collateral;
           The administrator of the fund and where it will be located;
           Whether the funds will be invested and, if so, for what investment return and at what level of risk; and
           The level of discretion, if any, that you have in maintaining or withdrawing assets from this fund.

54. Please tell us how you will account for the INX Tokens that will be used to establish the capital reserve and a liquidity fund. Provide a step-by-step analysis citing the guidance you considered, including how they will be presented within the financial statements.

Voting Rights, page 67

55. Please disclose how decisions to restructure your company could impact INX Token holders' rights to receive the abovementioned participation rights. We may have additional comments following review of the token purchase agreement. Shy Datika
INX Limited
February 23, 2018
Page 14

Tokens Eligible for Future Sale, page 68

56. Please disclose whether submission and or acceptance of KYC/AML forms and related documentation are required in order to resell the INX Tokens in a secondary transaction.

Certain United States Federal Income Tax Consequences, page 69

57. Please expand your disclosure to properly identify where the uncertainty regarding the tax characterization of the tokens lies. In this regard, we note the last paragraph of your tax risk factor disclosure on page 22.

Plan of Distribution, page 70

58. We note your disclosures on pages 32 and F-14 that "certain individuals" will receive a
       $250,000 bonus after raising "a certain minimum offering amount" and that "key management personnel" will receive a "yet to be determined" amount of compensation when this minimum is raised. You also disclose that your tokens will be sold and distributed by your officers and directors who will not receive direct compensation for the sale of the tokens. Exchange Act Rule 3a4-1 non-exclusive safe-harbor provides, among other things, that persons associated with the issuer must not be compensated directly or indirectly in connection with the sale of the issuer's securities. Please advise whether you intend to rely on the safe-harbor or whether the insiders will be registered as broker-dealers pursuant to Section 15(a)(1) of the Exchange Act.

Financial Statements as of December 31, 2017

Balance Sheet, page F-3

59. We note your disclosure on page F-16 that the prepaid expenses balance of $517,000 represents the difference between the total aggregate consideration received by A-Labs and the fair value of the services provided by A-Labs. Please tell us and revise to disclose, in greater detail, how you measured the total aggregate consideration given to
       A-Labs and the fair value of the services provided by A-Labs and how you considered your relationship with A-Labs, a related party, in recognizing this prepaid expenses asset.
       In addition, please revise to disclose relevant information required under IFRS 13 as necessary in understanding the nature and the calculation of the prepaid expenses.

60. Based on the disclosures here and on pages 58 and 62, we note that your share capital and the related par value of ordinary shares are denominated in British Pounds and are translated to your functional currency, U.S. Dollar, on the balance sheet. However, we noted no foreign exchange adjustment in the financial statements. Please revise to show the adjustment pursuant to IAS 21 or tell us why the adjustment is not necessary.
 Shy Datika
INX Limited
February 23, 2018
Page 15

Statements of Comprehensive Loss, page F-4

61. Please revise to disclose earnings per share data in accordance with Rule 5-03 of
       Regulation S-X.

62. Please revise to disclose separately the amount of share-based compensation expense disclosed in Note 4. In addition, please revise your disclosure to include the relevant information required under IFRS 2 as appropriate.

Statement of Changes in Equity, page F-5

63. Please revise to disclose relevant information necessary to reconcile the number of ordinary shares outstanding at the beginning and at the end of the period as required under IAS 1, para.79.

Statement of Cash Flows, page F-6

64. We note the increase in prepaid expenses of $404,000 in the statement of cash flows does not agree to the prepaid expenses balance of $517,000 on the balance sheet as of
       December 31, 2017. Please reconcile this difference for us and revise the disclosure to clarify the difference if necessary.

Notes to Financial Statements

Note 3: Token Liability, page F-13

65. We note your re-measurement to fair value of the INX Token liability in respect of
       17,626,562 INX Tokens, which resulted in a $50,000 fair value adjustment to the statement of comprehensive loss. Please provide us with your step-by-step analysis citing the applicable literature you considered in determining the classification (i.e.
       meeting the definition of a financial liability under IAS32) and your determination of the fair value of the INX Token liability in accordance with paragraph 9 of IAS39. In addition, please revise to disclose all relevant disclosures required under IFRS 13.

Note 5: Convertible Loans, page F-15

66. We note your issuance in the aggregate amount of $144,000 of convertible notes in
       November 2017 and related disclosure. Please provide us with an analysis of your accounting determination that these instruments should be classified as liabilities with a bifurcated portion in equity, including your consideration of potential income statement recognition features in a supplemental response, citing the applicable literature you considered in a step-by-step format. In addition, please provide us with copies of the related convertible loan agreements.
 Shy Datika
INX Limited
February 23, 2018
Page 16

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim,
Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

                                                          Sincerely,

                                                          /s/ Era Anagnosti

                                                          Era Anagnosti
                                                          Acting Assistant
Director
                                                          Office of Financial
Services

cc:    Mark S. Selinger, Esq.